Sol Strategies Announces CAD $10 Million Revolving Credit Facility

Toronto, Ontario-October 22, 2024- Sol Strategies Inc., (formerly Cypherpunk Holdings Inc., "Sol Strategies" or the "Company") (CSE: HODL) (OTC Pink: CYFRF), a Canadian holding company that invests in the Solana blockchain and ecosystem, today announced that it has entered into an agreement dated October 21, 2024, with Antanas Guoga (the "Lender"), the Company's Chairman and director, providing for a $10 million unsecured, revolving demand credit facility (the "Credit Facility").

Under the terms of the Credit Facility, the Lender agreed to make available to the Company up to $10 million (the "Commitment Amount") in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to October 21, 2026 (the "Maturity Date"). The drawn and unpaid portion of the Commitment Amount (the "Principal Balance") will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender's right to demand repayment of amounts outstanding under the Credit Facility at any time.

The Company expects to use any borrowings under the Credit Facility for its day-to-day working capital requirements and investment purposes. No portion of the Credit Facility has been drawn as of the date of this news release.

Mr. Guoga commented on the investment: "Sol Strategies has demonstrated its operational excellence and commitment to maintaining top-tier validator performance in the Solana ecosystem. This loan reflects my confidence in its ability to continue driving the Company's growth operating within the Solana ecosystem."

Leah Wald, CEO of Sol Strategies added, "We are pleased to have arranged this non-dilutive financing with our chairman and major shareholder, which provides the Company with additional financial flexibility as we move forward with our objectives. Mr. Guoga's loan commitment also emphasizes his continued support and belief in the Company's strategic vision."

Related-party transaction and approval process by the Company's board of directors

The Lender is Chairman and a director of the Company. He also holds common shares and options to purchase common shares of the Company, representing approximately 36.0% of its outstanding common shares on an undiluted basis. For the Company, entering into the Credit Facility with the Lender is a "Related Party Transaction" under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements set out in sections 5.5(b) and 5.7(1)(f) of MI 61- 101 in connection with this transaction.

The Credit Facility was approved unanimously by the Company's board of directors, including by its independent directors, who determined that the Credit Facility was obtained by the Company on reasonable commercial terms not less favourable to the Company than if it had been obtained from a person dealing at arm's length with it.

The Company did not file a material change report at least 21 days prior to agreeing to the Credit Facility, because the Company's directors determined that it was in its interests to enter the Credit Facility upon settling its terms without delay. The directors determined that this was reasonable in the circumstances because it allowed the Company to avail itself of the Credit Facility in an expeditious manner. The Company intends to file a material change report containing all the prescribed disclosures relating to this related party transaction within the required timeframe.

About Sol Strategies

Sol Strategies is a publicly traded holding company committed to the continued development of the Solana blockchain and ecosystem through its private equity and financial markets activities. Sol Strategies seeks to leverage investment opportunities in staking rewards and Solana-based projects, allowing shareholders to indirectly participate in decentralized finance. The Company is headquartered in Toronto, Canada, and is publicly listed on the Canadian Securities Exchange under the ticker HODL and on the OTC market under the ticker CYFRF. To learn more about Sol Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company change report may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary	Note	Regarding	Forward-Looking	Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking statements in this news release include statements regarding the company's future staking holdings and intended use of proceeds from the Credit Facility and growth plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward- looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies

Media contact: solstrategies@mgroupsc.com